Exhibit 99.1

Origin Agritech Limited Announces Change in Chief Financial Officer and Reports Naked Short Selling to SEC

BEIJING--(BUSINESS WIRE)--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a leading technology-focused supplier of crop seeds in China, today announced that the company has appointed Yasheng Yang as the Acting Chief Financial Officer effective immediately. Yasheng Yang is replacing Veronica Chen, who is stepping down to pursue other opportunities.

Yasheng Yang has served as Vice Chairman of the board of directors, treasurer of the company and has also previously served as the Chief Operating Officer of the company from 2005 to 2007. He has involved in the Chinese seed industry for more than ten years.

The company also announced today that it has filed a letter of complaint with the U.S. Securities & Exchange Commission regarding the naked short selling of the company's stock.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ: SEED) is one of China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers. The hybrid seed industry is estimated at US$2 billion and that is expected to double by 2010. The Company currently operates facilities in 30 of China’s 32 provinces as well as Beijing. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed and commercialized an internally developed proprietary seed portfolio of twelve corn hybrids, twelve rice hybrids and two canola hybrids as of 2007. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 27, 2008. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau, 949-726-8101
Vice President, Finance
Irving.kau@originseed.com.cn
or
Grayling Global
Eddie Cheung / Dixon Chen
646-284-9414
Investor Relations
echeung@hfgcg.com / dchen@hfgcg.com